Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

The following communication contains forward-looking statements, including statements regarding compensation and benefits practices with respect to employees of VERITAS Software Corporation, benefits of the proposed merger involving Symantec Corporation and VERITAS, expectations with respect to the future product lines of Symantec and VERITAS, the receptiveness of current and future customers to the anticipated post-closing integration of businesses and product lines of Symantec and VERITAS, current or future acceptance of the proposed merger and expected post-closing integration by investors and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, performance, achievements or outcomes to differ materially from results expressed or implied by the statements in this communication. Such risk factors include, among others, changes in compensation and benefits practices generally in the software industry or specifically at Symantec and VERITAS, deviations in actual industry trends from current expectations, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of the companies, the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals, difficulties encountered in integrating merged businesses and product lines, the competitive environment in the software industry and competitive and investor responses to the proposed merger and the anticipated post-closing integration, and whether the companies can successfully develop new products and the degree to which these gain market acceptance.

Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in the sections of Symantec’s and VERITAS’ most recently filed Forms 10-K and 10-Q entitled “Business Risk Factors” or “Factors That May Affect Future Results.” Symantec and VERITAS undertake no obligation and do not intend to update these forward-looking statements to reflect events or expectations regarding the circumstances occurring after the date of this communication.

The following was posted to VERITAS’ internal website on February 23, 2005.

VERITAS / Symantec Merger
Q&A Update — February 23, 2005
Questions from QReview

1. Will VERITAS employment history be applied to Symantec status?

Yes, Symantec does bridge service towards seniority. VERITAS employees will be credited with the amount of time they’ve been employed by VERITAS for seniority purposes, which affects the calculation of vacation time.

2. What changes can we expect in the areas of health insurance, vacation structure, stock options and rewards?

We have just started looking at this issue, and a lot of those decisions haven’t been made yet, but you’ll be hearing more about them over the next weeks and months as we move forward with the integration planning process. In keeping with the idea of having an employee-based culture, we will be working to come up with a total compensation picture that puts retention first, to retain the great employees that we have. To do that, we will be looking at the market to make sure that the entire picture — compensation, benefits, stock options — is competitive in the marketplace.

3. Regarding our approaching year end reviews and salaries, will we go through our year end review process, and will that look different in the future?

The answer is yes to both. The goal is to make sure we have the best base of employees who understand what they’re doing well, where they can improve, and also to help us understand what they want to do as they progress in their careers, so we would foresee doing a review process if it’s already in the works. Next year, it might be different but we’re not there yet. That’s something we have to work out over time, and make sure we get it right. Other things that will also keep going on “business as usual” include the annual stock focal that is currently in process.

4. Are we planning to offer any type of compensation to offset the canceling of outstanding stock options above $49 a share?

The direct answer is no, we are not. The longer answer is we can’t, relative to the accounting rules around it, because if we promise to compensate in any manner for those cancelled options, then we incur an extraordinary kind of market charge.

There are two other perspectives on this. First, we will have a lot more flexibility in the future by returning the cancelled options to the available pool. I know it’s a little hard for everybody to swallow — we recognize that and were conscious of that potential reaction when we made the decision. However, we also recognize that this decision will provide the combined company with maximum flexibility to provide employees with something of value down the road and be reasonably aggressively and competitive.

The second thing is that whenever we grant options, we always consider where employees are relative to how much in-the-money versus out-of-the-money options they have. You’ll remember that in 2002, we pretty much doubled our overall stock program, because we acknowledged and recognized that a lot of options were under water. So in some respects, we’ve already done additional granting of options that aren’t getting cancelled.

5. Are there any new restrictions or guidelines employees need to consider, as they’re looking at potentially trading stock and options?

Under our Insider Trading Policy, you are prohibited from making any trades of VERITAS stock while you are in possession of material non-public information. We have identified certain “black-out” periods, in which designated persons are prohibited from making any VERITAS trades. For all other persons, trading will generally be permitted, as long as you are not in possession of any material non-public information and otherwise comply with the VERITAS Insider Trading Policy.

6. Will APM be kept after the merger?

That’s certainly our plan. We’re not looking at what revenue streams, what products, what features we can eliminate; we’re looking to get more leverage out of the combined portfolio, and that applies directly to the APM business. Our APM business has had two record quarters and is contributing to the fastest growing part of our portfolio — the utility computing infrastructure category, which grew 24 percent. APM is heading to a $100 million run rate and I think it’s going to go much beyond that. It’s a huge market, a huge opportunity. We have a repeatable good business for APM including a robust pipeline.

7. Symantec only invests 13-1/2 percent in R&D versus our 18 percent. What will the investment be going forward?

Our investment level has been pretty much in the 17 percent range. The industry norm for software companies anywhere close to our combined size is somewhere around 10 percent. So this is a situation of two companies with a pretty high degree of investment, which should demonstrate just how much importance we put on IT and the technology and products that we’re producing. When you look at our company, differentiation around heterogeneity is important, and that doesn’t come for free. Another observation is that the combined company is going to be all about infrastructure, which needs to be invested in. So investment in R&D is going to remain large on a sustained basis, and it’s certainly strategic to what we’re doing.

8. How does Symantec look at internal technical training?

Becky Ranninger: Symantec has a training department that provides management training, and technical training is determined by the various groups. This is something that we bring in from the outside, and in talking to the people here at VERITAS University. It looks like we can learn from VERITAS as well and incorporate some of that into how we do it as a combined company.

Gary: In Greg Hughes’s area and Lenny Alugas’ area, this topic is part of one of the many integration tracks. So they’ll be looking at the different types of training going on in Symantec, the different types of training going on VERITAS, and how to leverage them to get the best out of it. I’d like to think in 45 to 60 days there will be some more answers.

9. What are our plans for Europe, its growth and future prospects based on this quarter?

Our model for Europe and international has been consistent now for four years, which is to continue to increase the mix of our business that’s coming from international revenues. That’s a desire on the Symantec side as well. So the goal is to continue to invest in our European and our Asia Pacific/Japan expansion strategies to continue to grow those businesses.

The other big news as the year came to an end was the quantity of large transactions coming out of Asia Pacific and Europe in particular. So it’s nothing but good news coming out of the European model, and our international expansion in general.

10. Gary, you and John Thompson have been communicating with Wall Street on the positives of the proposed merger, however, they don’t seem to be warming up to the idea. What is yours and John’s strategy going forward, so that this merger is accepted, and both companies’ stock is not negatively impacted?

One perspective to keep in mind is that the overall market for infrastructure software and security software in general has been weak. Then there’s the whole notion that they don’t quite understand it. This is the biggest software merger in the software industry and one of the first times where two leaders and two successful companies have come together. And they don’t know quite how to measure or respond to that.

So what are we doing about it? We’re continuing to update and explain and educate them on why this is going to be a very important, very strategic, industry changing merger. And I sense that they are listening. And if they don’t “get it” between now and the time the merger closes, if we integrate properly and we deliver on the goals we’ve set out in the Wall Street area, then they’ll get on the ship, and what will be a rocket ship very quickly. Ultimately the investment piece isn’t about what happens between now and close but about what we do as a combined entity. And with that said, we have to deliver on that.

Ed Gillis: A big piece of what Wall Street is pretty convinced about is that this is distracting, so a big contribution that everyone not directly involved in the integration can make is to stay focused on the existing business. Because if we deliver on plans and Symantec delivers on its plan we should do fine.

Symantec Corporation has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS with the SEC on February 11, 2005. Any offer of securities will only be made pursuant to a definitive joint proxy statement/prospectus. Investors and security holders are urged to read this filing (as well as the definitive joint proxy statement/prospectus when it becomes available) because it contains important information about the merger transaction. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction is included in the preliminary joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.